Filed by The J. M. Smucker Company

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: The J. M. Smucker Company

Commission File No.: 333-152451

The following is a transcript of a presentation on September 3, 2008 at the Lehman Brothers Back to School Consumer Conference:

The J.M. Smucker Company

September 3, 2008

10:30 AM ET

Jane Delphin:	Good morning, everyone. I am Jane Delphin [ph] and I work with Andrew Lazar on the packaged food team. And it’s my pleasure to announce our next speaker, Smucker Company. Under the leadership of Tim and Richard Smucker, the J.M. Smucker Company has firmly established itself as one of the leading center-of-the-store category food companies. With its impending acquisition of Folgers, Smuckers expands into a category that at once fits the center-of-the-store vision, but also distinguishes itself as having its own unique set of dynamics which the Company will have to master.

Joining us today to fill us in on all the various plans underway, are Tim and Richard, as well as Vince Byrd, President of the coffee market division; and Mark Belgya, the CFO. Welcome, gentlemen.

Richard Smucker:	Thank you very much, I appreciate that. And thank you for being here today; we’re pleased to be here at the Lehman’s conference. Since we presented last September, the Smucker Company has been very active. We will of course provide an update on the pending merger of the Folger business with our Company. While it’s certainly the biggest transaction that our Company has made in our history, and it’s much to the focus of our attention, there are plenty of other exciting activities that are going on in our Company that we want to update you on today.

Before we begin, please let me direct your attention to this slide. We are currently in a solicitation period and therefore, remind you that while we will certainly do our best to answer all questions, please be aware that there may be certain topics which we’re simply not able to comment on. You will note that some information that we provide today is forward-looking and this slide directs you to our public filings for further details relevant to that information.

We’ll divide the presentation in the following manner. First, I’ll summarize the key reasons why we believe Smuckers is a good long-term investment and we’ll overview our strategy and our growth objectives. Vince will then discuss Folgers transaction and update you on the merger integration. And Tim will comment on how we implement our basic beliefs and discuss our ability to make great brands even better and provide an update on our base Smucker business. Mark will close with a summary of our first-quarter results and pro forma financials on the Folgers business.

The J.M. Smucker Company

9/3/2008 - 10:30 AM ET

Speaker ID 11

Let me begin the presentation by providing answers to the question- why invest in Smuckers? We believe that the following summarizes the key reasons that Smuckers is a good investment. First, we have a history of solid returns. This chart illustrates we have outperformed the market since we went public nearly 50 years ago. While we certainly understand the importance of short-term performance, we have always kept our focus on the longer term.

Second is our strategy of owning a strong portfolio of #1 brands. This strategy is very clear and consistent and we have executed on this strategy, furthering our brand leadership positions.

Third, the strategic merger of the Folgers business provides a great deal of opportunity for our Company. The Folgers brand is another #1 brand and will become our largest brand, with annual sales in excess of $1.5 billion and is certainly a very good strategic fit.

Fourth, the addition of Folgers will further enhance our free cash flow. The nature of the transaction, structured as a reverse Morris Trust, results in a stronger balance sheet with modest leverage, providing the resources necessary to allow us to continue to implement our strategy going forward.

And finally, at the core of our success, is our unique culture founded on five simple principles that we call our basic beliefs. These basic beliefs are quality, people, ethics, growth and independence. Our culture, together with the continuity of our management team, provides an environment where our strategy is clearly understood and our employees are adept and passionate in its execution.

Let me tell you a brief history of Smuckers in about three sentences. Smuckers has a long heritage, founded 110 years ago in Orrville, Ohio where our corporate headquarters is today. Tim and I represent the fourth generation of family management, and there are five members of the fifth generation in various aspects of the business today.

At Smucker, our main purpose is to help families share memorable meals and moments together. The Smucker family of brands is a trusted part of everyday meals, casual get-togethers and special occasions; all of which foster family connections and lasting memories.

The key to achieving our purpose is our strategic vision of owning and marketing #1 brands in North America. We expect to achieve balanced growth in three ways. First, increase market share in categories in which we currently participate. Second, introduce innovative new products to the market that provide convenience to consumers, are good and good-for-you and make the consumer smile. And finally, to acquire new food companies that fit our strategy.

Our strategic growth objective is to increase sales 6% per year annually over the long term. We expect organic growth, including new products, will contribute 3% to 4% per year and acquisitions will account for the remainder. Year to year, the contributions from acquisitions will of course vary.

We seek to leverage this 6% sales growth with operating efficiencies and debt reduction, along with share repurchases over the long term. Therefore, our long-term objective is to have earnings per share increase by— in excess of 8% on an earnings increase of around 8% per year.

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9/3/2008 - 10:30 AM ET

Speaker ID 11

We have consistently increased our dividend over the years and would expect this to continue following the Folgers acquisition. We target approximately 40% of our earnings as a payout ratio on our dividend.

In conjunction with the Folgers deal, Smuckers shareholders who are shareholders as of the special dividend record date will receive a special one-time $5.00 per share dividend which will be paid prior to the completion of the merger. This dividend date is expected to be set near the end of September.

Our focus is on solid returns over the long term. The next two slides confirm that we have delivered on these strategic objectives. Over the last 10 years, our compounded annual growth rate for sales has been 16% annually, with organic growth contributing about 6% annually.

The CAGR for earnings per share has also exceeded our strategic objective, growing 10% per year. Going forward, we expect our earnings per share growth to outpace our sales as we leverage our greater scale.

We believe being #1 in a category is critical to our success, particularly in today’s pricing environment. To that point, Smuckers maintains the #1 share of market in eight of the 13 categories in which we participate. We also have a similar market leadership in Canada, where we hold the #1 share of market in eight of 11 categories.

Folgers will add another #1 brand to our portfolio, becoming our 10th #1 brand and will result in approximately 75% of our total Company sales coming from #1 brands. With that, let me turn the presentation over to Vince who will cover our Folgers update.

Vince Byrd:	Thank you, Richard. The success in implementing our strategy has made this landmark transaction possible. The Folgers brand, founded by James A. Folgers in San Francisco in 1850, is nearly 50 years older than Smuckers which was founded in 1897. Similar to Smuckers, Folgers is an iconic brand with strong consumer loyalty. The addition of the Folgers coffee business, which brings one of America’s best-known brands into the Smucker family and allows us to offer consumers yet another #1 brand in a key category.

As the #1 retail packaged coffee brand in the U.S., Folgers is clearly aligned with our strategy to own and market #1 food brands in North America. And as represented on this slide, Folgers is the clear leader in the U.S. retail coffee market.

Another example of leadership is Folgers’ #1 position in the mainstream roast and ground, the largest segment of the U.S. whole market. And with sales in excess of 1.8 billion in the 7 billion coffee category, it increases the size of market categories we compete in to over 15 billion.

Folgers is our 12th transaction since fiscal 2002. At the close of the merger, coffee will be our largest category, accounting for approximately 40% of our total Company sales. While new to the coffee business, we have more than 110 years of experience in the food industry, and the core competency of building brands with consumers. We have long-standing relationships with the same customers and consumers and we have expertise in buying a wide range of commodities.

Over the years, Folgers has created some of the most memorable marketing and advertising messages, including the well-known tag line- the best part of waking up is

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Folgers in your cup. This slogan joins the iconic slogans of many of our brands, including- With a name like Smuckers, it has to be good and Choosy moms choose Jif.

Our strong portfolio of brands will allow many opportunities for multi-brand marketing events. Coffee, being a destination category for consumers, allows us to build on our center-of-the-store focus. Our presence in the center of the store has expanded significantly over the past six years. Folgers, Dunkin’ Donuts and Millstone provide leadership in another key center aisle. This is important, as it allows us to leverage our brands and our go-to-market strategy, including our sales and distribution network. It also is important to the retailer, since it’s the center of the store that drives retailer profits.

We also look forward to the opportunities that the retail license of the Dunkin’ Donuts coffee brand will provide. The gourmet category is the largest, fastest-growing segment within the retail coffee market. And only after 12 months since its introduction, Dunkin’ has achieved a strong presence in this segment and has been one of the most successful new product launches in the food industry.

As we transition to a $5 billion Company with the addition of Folgers, the increase of size and scale will benefit all of our businesses; offering greater relevance to the retailer, present buying opportunities with common suppliers, and allow us to leverage our administrative infrastructure. Our added scale will also allow us to capitalize on our relationship with our national sales agent, Advantage Sales and Marketing.

As part of its previous plans to be a stand-alone company, Folgers had also selected Advantage as its national broker. The benefit of this common relationship enhances our integration process and will help maintain and accelerate Folgers’ role as the leader in the category.

The Folgers transaction clearly offers financial benefits. It is accretive to earnings on a full-year basis, it will increase our sales to almost $5 billion in the first full year, and it will enhance cash flow and create a stronger balance sheet with a modest debt level to fund future growth opportunities.

Lastly, Smucker is a great home for the Folgers brand and its many talented employees. Upon completion of the merger, we will add 1200 employees and four facilities to the Smucker Company.

To briefly summarize the transaction, which we expect to close in the fourth quarter of calendar year 2008, it will be structured as a reverse Morris Trust. P&G shareholders will own approximately 53.5% of the combined company. Upon close, we will have approximately 118 million shares outstanding.

As Richard mentioned earlier, Smucker will pay a special one-time $5.00 dividend to Smucker shareholders. And lastly, as part of the transaction, Folgers will incur $350 million of debt which will be guaranteed by Smucker. This payment, along with our special dividend, will increase our debt by approximately $650 million.

To help monitor the progress of the merger, we thought it would be helpful to outline some of the key milestones we are using to guide our integration activities. First, the primary objective is to be seamless integration with our customers and consumers. Members of the Folgers, P&G and Smucker teams have been working on establishing key activities to ensure this is accomplished.

The J.M. Smucker Company

9/3/2008 - 10:30 AM ET

Speaker ID 11

Second, assembling the team and addressing all employee-related issues is very important to Smucker. Consistent with our basic belief of people, we recognize the impact this transaction has on all employees and we’re working diligently to address all issues and concerns.

Third, achieving the $80 million synergy level is a key objective. Over the next several months, teams from Folgers and Smucker will continue to confirm and begin tracking progress against the synergy target.

Several key activities have occurred since the initial announcement in June. First, we received FTC clearance in July on our HSR filing. Second, we have filed with the SEC our proxy and registration statement and are in the comment period regarding those filings. Third, we recently announced key members of the leadership team that will oversee the Folgers business. Fourth, we are finalizing the transaction services that P&G will provide post close. Fifth, as we learn more about the coffee business, we’ve gained further insights into the equity of the Folgers, Dunkin’ Donuts and Millstone brands and the unique offerings each of those has. And finally, Tim and I recently traveled to Brazil to gain better understanding of the coffee procurement side of the business.

We think Folgers is an excellent fit and our enthusiasm for owning the business grows daily. Before turning the presentation over to Tim who will describe how Smucker has made great brands better and speak to the momentum we are experiencing in our core business, we would like to share a brief historical montage of Folgers TV advertising. Thank you.

(Video playing)

Tim Smucker:	Well I hope you all woke up with Folgers this morning or a little cup of coffee because any time you have a little cup of coffee; you’re helping the whole industry.

We’re actually, as you probably know, we’re in Dunkin’ territory and as you know, that’s also— we have a Dunkin’ relationship in the grocery store. So clearly, it’s an exciting brand for us, both Folgers, Dunkin’ and Millstone. So we’re very excited about this and hope you get a sense for that great brand.

Since the announcement of the transaction of the Folgers deal, we have been asked on many occasions- what capabilities and plans does the Company have that will allow you to do more with the Folgers business? And as Richard mentioned earlier, we have a unique culture, a clear strategy to drive profitable growth and a motivated, experience and capable group of leaders.

As I’m sure you all know, anyone can develop a compelling strategy on paper, but the true value comes from implementing and executing it. Successful implementation is dependent on two things- doing the right things and doing things right. By this I mean paying attention to detail, having a sense of urgency or accountability and individuals taking ownership and empowerment- providing people with the necessary resources, authority and decision-making skills.

As leaders, our group- our goal is to foster an environment of trust, an environment that celebrates successes. It’s being a type of leader that Jim Collins says in his book, Good to Great, refers to level-five leaders; leaders who embody the paradoxical mix of personal humility and professional will, who set up their successes for even greater success and

The J.M. Smucker Company

9/3/2008 - 10:30 AM ET

Speaker ID 11

attribute success to others, not themselves. And that’s the kind of environment we think is at Smuckers.

So let me just go through some of the examples that are the result of that kind of leadership. We know how important it is to understand consumers and connect with them in a meaningful way. We have a proven track record of doing just that. For Folgers, we will deliver on the quality, innovation and trust that the brand has already built over years as the leader in the coffee category. At the same time, we will continue to strengthen the emotional connection consumers have with this great brand.

To illustrate this point, we would like to provide some examples that demonstrate our ability to take great brands and make them better. Since acquiring Jif from P&G in 2002, we have invested in the brand and as a result, have seen sales increase 40% and share of market grow from 34% to over 40%. As the leader in the peanut butter category, we have provided innovative new products such as Jif-to-Go, Jif Natural, while extending the Jif brand to the snack nuts category.

In the oils business, we have taken the well-respected Crisco brand into new segments within the oils category, including peanut oil and olive oil; helping to contemporize the brand, expand its consumer base and bring incremental sales to the category.

As a result of strong acceptance with our new Crisco olive oil, we are moving toward national distribution and will be on air advertising the product for the first time this fall. Our recent introduction of Crisco Puritan canola oil with Omega-3 DHA means consumers now have another smart choice for adding nutritional value to their meals.

We have also brought innovation to the category by removing trans fat from the shortening and introducing convenient packaging with our Simple Measures bottle and cap.

Finally, we have been very proactive in building the Pillsbury brand in baking, expanding its relevancy to consumers and bringing incremental consumers to the category. We were the first to market a reduced-sugar version of our cake, brownie and frosting offering. We have also made end roads in share of market, particularly in frosting where we have moved solidly into the #2 position nationally, and hold the #1 position in 17 regional markets.

It is with this mindset and proven track record of taking great brands and making them better, that we approach the Folgers business. And whether it’s waking up with a freshly brewed cup of coffee, Folgers obviously, with Hungry Jack pancakes or Smuckers jam on your piece of toast; or ending your day with Folgers coffee and piece of Pillsbury cake, these brands are a great fit together, with many opportunities for multi-brand marketing events.

Folgers has been and will continue to be the focus of much of our organization. However, our team understands the importance of keeping our eye on the base business, and we believe our recent quarter-end results are great evidence that we are doing also just that.

It is the performance of the base business that has provided the resources and the opportunities to add such brands as Folgers. Our base business consists of two reportable segments; the U.S. retail market and special markets.

The J.M. Smucker Company

9/3/2008 - 10:30 AM ET

Speaker ID 11

Looking at our U.S. retail market first, we achieved record market-share growth for our fruit spreads and peanut butter businesses in 2008. We also continued to strengthen and expand our U.S. baking aisle leadership, bolstered by the first full year of sales from brands that joined our portfolio as part of the Eagle transaction. The addition of Eagle Brands sweetened condensed milk, Eagle Brand dessert baking mixes and Magnolia sweetened condensed milk further broadened our cross-promotional activities with a busy back-to-fall and spring holiday baking period.

Smuckers Uncrustables sandwiches continue to offer our consumers a convenient and fun way to enjoy a peanut butter and jelly sandwich. Demand remains strong and last year we introduced whole wheat Smuckers Uncrustables in strawberry and grape varieties, offering our consumers the benefits of whole wheat and broadening the presence in the frozen aisle. We were very pleased that Smuckers Uncrustables reached a very key milestone, achieving $120 million in sales this fiscal year.

We extended the reach of our Hungry Jack brand by continuing to focus on new products and expanding our product distribution, supported by print and radio advertising. We are also testing several convenience items, including Hungry Jack refrigerated potatoes, Hungry Jack frozen biscuits, and Hungry Jack Snackin’ Waffles, which are ready-to-eat pre-flavored waffles.

Looking at our special market segment, I’ll comment on our business in Canada, our largest within this segment. Over the last two years, we have greatly expanded our footprint in Canada, emphasizing the retail side of our business and exiting low-margin, non-branded businesses.

Sales in Canada are expected to increase approximately 25% from the end of fiscal 2007. The addition of the Eagle and Carnation brands in fiscal 2008 has resulted in Smucker Foods of Canada becoming the leader in the canned milk category.

Earlier this spring we also added another leading brand with the acquisition of Europe’s Best; the #1 provider of frozen fruit in the Canadian market.

In conclusion, we had a very successful 2008 and are off to a great start for fiscal 2009. Some of you may have seen last week’s Reuter’s article on how the economy is affecting cash-strapped consumers and speculating growth for companies like Smuckers “whose products are seen as building blocks to homemade lunches and dinners.”

While the commodity cost environment has been a challenge, we feel well-positioned for 2009. We continue to leverage our portfolio of brands with both consumers and customers and look forward to the addition of the Folgers brand.

Let me now turn it over to Mark to discuss the financials.

Mark Belgya:	Thank you, Tim. I will speak briefly to the results of our first quarter ended July 31st and then conclude with several comments related to the expected results of the combined Smuckers and Folgers Company.

Sales were up 18% in the first quarter, reflecting price increases taken over the last 12 months. The acquisition of Carnation, Europe’s Best and Knott’s Berry Farm also contributed approximately $31 million to sales during the quarter. While our overall tonnage was down slightly, we were encouraged by gains in nearly all categories, despite having passed on several price increases.

The J.M. Smucker Company

9/3/2008 - 10:30 AM ET

Speaker ID 11

GAAP earnings per share were $0.77 this quarter and $0.71 in the first quarter of last year, including restructuring and merger integration costs. Excluding these charges in both years, our earnings per share were $0.82 this quarter and $0.72 in last year’s first quarter, an increase of 14%.

Looking at our sales now by business area, you can see sales in our U.S. retail segment were up 13% with the consumer strategic business area increasing 11%, led by both price and volume gains in every category except peanut butter, which was anticipated. You’ll recall last year’s comparison included the impact of a competitor’s supply interruption, leading to a slight tonnage decline this quarter. Price increases, however, taken at the beginning of the year; more than offset the impact of this volume.

In the oils and baking area, sales increased 15% compared to last year; again due to price increases taken over the course of fiscal 2008 and volume gains in our baking mixes and frostings category.

In the special market segment, sales increased 34%. Canada contributed over three quarters of this increase and was primarily due to the impact of the acquired Carnation and Europe’s Best businesses and favorable exchange rates.

Food service sales were up, led by pricing, the addition of Knott’s Berry Farm business and volume growth in our school channel. And finally, beverage sales were up, primarily due to pricing.

Operating income excluding charges, increased $5 million for the quarter, but declined as a percent of sales from 12.6% to 11.4% due to a lower gross margin. While our pricing actions contributed to the overall increase of $22 million in gross profit, the incremental dollars did not provide margin expansion and our gross margin declined from 33.1% to 31.3%.

Other factors affecting gross profit were increased fuel costs, the loss of the higher margin peanut butter sales, and unfavorable product mix. As expected, margins improved in our Eagle business compared to last year, partially offsetting these declines.

The trend of SD&A declining as percent of sales year over year, continued this quarter; decreasing from 20.8% to 19.9%. This helped mitigate the gross margin impact. Corporate overhead expenses increased only 3%, leading to this overall decline in SD&A as a percent of sales.

In line with our brand-building efforts, marketing costs increased 16% compared to last year, with most of this increase in Canada and specific to our oils and baking business here in the U.S. We expect marketing to increase at a greater percent in future quarters, primarily in support of the continued rollout of Crisco olive oil.

Free cash flow for the quarter, defined as cash from operations less capital expenditures; improved from a negative $7 million in the first quarter of last year, to a positive $34 million this quarter.

Let me now turn to the combined business with Folgers. As noted earlier, we have committed to deliver $80 million in synergies for the first 12 to 18 months following the close of the transaction. We have been working with our counterparts at Folgers to

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confirm these opportunities. The majority of the savings will come from the administrative area; however, we believe opportunities in supply chain and selling exist.

Due to the strong profitability profile of the coffee business, Smucker margins are expected to increase significantly. Assuming that the merger occurred at the beginning of our fiscal 2009, pro forma EBITDA would have been expected to reach $820 million or over 17% of net sales, compared to $371 million, or 14.7% of net sales in fiscal ’08.

In fiscal 2009, assuming approximately six months ownership of the Folgers business, we estimate sales of roughly $3.8 to $4 billion of sales and earnings per share before one-time costs at $3.45 per share to $3.50. Actual results of course will depend on the final closing date of the transaction.

Smucker will continue to maintain a strong balance sheet with a conservative leverage profile, following the close of the transaction. As part of the transaction, we anticipate adding approximately $650 million in additional debt, bringing our total to roughly $1.4 billion. However, due to the increased EBITDA of the business, our leveraged metrics are actually improved.

This enhanced profitability translates into incremental free cash flow. As you can see, free cash flow nearly triples on a full year comparison. This enhanced cash flow will allow Smucker to continue with its historic strong dividend practice, to pursue accretive market-leading brand acquisitions, and to fund future share repurchases once a two-year limitation related to the Folgers deal expires.

In closing, let me say that we’re very excited about our future. Our base business is solid and the addition of the Folgers coffee business will provide many opportunities to the Company, our employees and of course our shareholders.

As you consider your investment opportunities, please take away from this meeting the key items that differentiate Smucker and provide what we believe will be a solid, sustainable, long-term growth and shareholder value. They are a history of solid returns, a clear strategy of owning #1 brands, the addition of an iconic #1 brand with Folgers, strong financial fundamentals including improved margin and enhanced cash flow, and finally a unique culture guided by our basic beliefs and supported by strong management continuity, a clear strategy that delivers profitable growth and a track record for implementation excellence.

We greatly appreciate your attendance this morning and your interest in our Company and I believe we have a few minutes left for questions.

Unidentified Participant:	(inaudible)

Richard Smucker:	Outlook for fall baking; the question was could we discuss our outlook for fall baking. All the metrics for fall baking look very good. All the promotions are already set and so we’re very confident we’re going to have a very, very good fall baking—

Jane-?

Jane Delphin:	As you proceeded through your due diligence process and dug deeper and deeper into the Folgers business, what kind of sort of surprises or expectations have kind of changed around the opportunities, as far as the challenges ahead? Is there something that you now

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think will take longer or perhaps a setback or an opportunity that you didn’t see that you think that there’s more to kind of figure in (inaudible)?

Vince Byrd:	I’ll kind of repeat your question. You’re asking basically, as we’re going through the due diligence and looking at the synergies are there any surprise, good or bad? And I would have to say that there’s really nothing that has changed. We’re still very confident and looking at the $80 million. We’re, as I mentioned in the script, we’re looking at doing the customer facing, will be our first objective of being seamless to the consumer. And we’re looking at doing that early in the calendar year 2009. There will be some time, as we will take a lot of the employees to coach on day one. But also there will be synergy opportunities in our go-to-market— in our sales teams and other things.

And then Tim and I went down and looked at the procurement side in Brazil, so I really don’t know that there are any major surprises at this particular point, but most have positive as opposed to the other side.

Richard Smucker:	Well, thank you very much for coming today. We appreciate it and keep us in mind as you invest. Thank you.

The J. M. Smucker Company Forward-Looking Language

This document contains forward-looking statements, such as projected operating results, earnings and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements. You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this document, including the following important factors and assumptions, could affect the future results of Smucker following transactions between P&G and Smucker (the “Transactions”) and could cause actual results to differ materially from those expressed in the forward-looking statements: (i) volatility of commodity markets from which raw materials, particularly corn, wheat, soybean oil, milk and green coffee beans, are procured and the related impact on costs; (ii) the successful integration of P&G’s coffee business (the “Coffee Business”) with Smucker’s business, operations and culture and the ability to realize synergies and other potential benefits of the Transactions within the time frames currently contemplated; (iii) crude oil price trends and their impact on transportation, energy, and packaging costs; (iv) the ability to successfully implement price changes; (v) the success and cost of introducing new products and the competitive response; (vi) the success and cost of marketing and sales programs and strategies intended to promote growth in Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions; (vii) general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; (viii) the concentration of certain of Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions, with key customers and the ability to manage and maintain key customer relationships; (ix) the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; (x) changes in consumer coffee preferences, and other factors affecting the Coffee Business, which will represent a substantial portion of Smucker’s business after the completion of the Transactions; (xi) the ability of Smucker and Folgers to obtain any required financing; (xii) the timing and amount of Smucker’s capital expenditures, restructuring, and merger and integration costs; (xiii) the outcome of current and future tax examinations and other tax matters, and their related impact on Smucker’s tax positions; (xiv) foreign currency and interest rate fluctuations; (xv) other factors affecting share prices and capital markets generally; and (xvi) the other factors described under “Risk Factors” in the registration statements filed by Folgers and Smucker with the Securities and Exchange Commission and in the other reports and statements filed by Smucker with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and the preliminary proxy materials prepared in connection with the Folgers transaction.

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You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this document. None of Smucker, Folgers, P&G or any of their respective advisors assumes any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Additional Information

Smucker and Folgers have filed registration statements with the U. S. Securities and Exchange Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction but those registration statements have not become effective. Smucker has also filed a proxy statement with the SEC that will be sent to the shareholders of Smucker after it has been finalized. Shareholders are urged to read the proxy statement and the prospectus included in the registration statements and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication is not a solicitation of a proxy from any security holder of Smucker and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2008 Annual Report on Form 10-K filed with the SEC on June 27, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on July 14, 2008. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on August 28, 2007.